UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

RESTAURANT BRANDS INTERNATIONAL INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

76131D103

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Pershing Square Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: NONE
	6.	Shared Voting Power: 16,413,126(1)
	7.	Sole Dispositive Power: NONE
	8.	Shared Dispositive Power: 16,413,126(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,413,126(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5%(2)
12.	Type of Reporting Person (See Instructions) IA

(1)

Includes (a) 947,817 forward purchase contracts referencing common shares (“Common Shares”) of Restaurant Brands International Inc. (the “Issuer”) and (b) 381,005 Common Shares of the Issuer issuable on exchange of exchangeable units in Restaurant Brands International Limited Partnership (“Exchangeable Units”) beneficially owned by Pershing Square Capital Management, L.P. The number of Exchangeable Units beneficially owned by Pershing Square Capital Management, L.P. has decreased by 2,872 (from the last Schedule 13G) solely as a result of sales related to the liquidation of Pershing Square II, L.P.

(2)

This calculation is based on 298,281,081 Common Shares outstanding as of December 31, 2019, as reported in the Issuer’s Current Report on Form 8-K filed on February 10, 2020 (the “Form 8-K”), plus 381,005 Common Shares issuable on exchange of Exchangeable Units beneficially owned by Pershing Square Capital Management, L.P.

1.	Name of Reporting Persons PS Management GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: NONE
	6.	Shared Voting Power: 16,413,126(1)
	7.	Sole Dispositive Power: NONE
	8.	Shared Dispositive Power: 16,413,126(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,413,126(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Includes (a) 947,817 forward purchase contracts referencing Common Shares and (b) 381,005 Common Shares issuable on exchange of Exchangeable Units beneficially owned by PS Management GP, LLC. The number of Exchangeable Units beneficially owned by PS Management GP, LLC has decreased by 2,872 (from the last Schedule 13G) solely as a result of sales related to the liquidation of Pershing Square II, L.P.

(2)

This calculation is based on 298,281,081 Common Shares outstanding as of December 31, 2019, as reported in the Form 8-K, plus 381,005 Common Shares issuable on exchange of Exchangeable Units beneficially owned by PS Management GP, LLC.

1.	Name of Reporting Persons William A. Ackman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 3,561,548(1)
	6.	Shared Voting Power: 16,413,126(1)
	7.	Sole Dispositive Power: 3,561,548(1)
	8.	Shared Dispositive Power: 16,413,126(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,974,674(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.6%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) in the case of sole voting and dispositive power, 3,561,548 Common Shares issuable on exchange of Exchangeable Units beneficially owned by Mr. Ackman, (ii) in the case of shared voting and dispositive power, (a) 947,817 forward purchase contracts referencing Common Shares and (b) 381,005 Common Shares issuable on exchange of Exchangeable Units beneficially owned by Mr. Ackman and (iii) in the case of aggregate amount beneficially owned, 3,942,553 Common Shares issuable on exchange of Exchangeable Units beneficially owned by Mr. Ackman. The number of Exchangeable Units beneficially owned by Mr. Ackman in his personal capacity (3,561,548) has not changed since the initial filing of this Schedule 13G, and the number of Exchangeable Units beneficially owned by Mr. Ackman in his capacity as managing member of PS Management (381,005) has decreased by 2,872 (from the last Schedule 13G) solely as a result of sales related to the liquidation of Pershing Square II, L.P.

(2)

This calculation is based on 298,281,081 Common Shares outstanding as of December 31, 2019, as reported in the Form 8-K, plus 3,942,553 Common Shares issuable on exchange of Exchangeable Units beneficially owned by Mr. Ackman.

Item 1 (a).	Name of Issuer:

The name of the issuer is Restaurant Brands International Inc., a corporation continued under the laws of Canada (the “Issuer”).

(b).	Address of Issuer’s Principal Executive Offices:

130 King Street W

Suite 300

Toronto, Ontario M5X 2A2

Item 2 (a).	Name of Person Filing:

This statement is filed by:

(i)     Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), which advises the accounts of Pershing Square, L.P., a Delaware limited partnership (“PS”), Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey (“PSH”), and Pershing Square International, Ltd., a Cayman Islands exempted company (“PS International” and collectively with PS and PSH, the “Pershing Square Funds”);

(ii)     PS Management GP, LLC, a Delaware limited liability company (“PS Management”), which serves as the general partner of Pershing Square; and

(iii)     William A. Ackman, a citizen of the United States of America, who is the Chief Executive Officer of Pershing Square and the managing member of PS Management.

The foregoing persons hereinafter sometimes are collectively referred to as the “Reporting Persons.” The Reporting Persons’ agreement in writing to file this statement on behalf of each of them is attached as Exhibit A to the original Schedule 13G filed by the Reporting Persons on January 5, 2015 relating to the Common Shares.

(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 787 Eleventh Avenue, 9th Floor, New York, New York 10019.

(c).	Citizenship:

Pershing Square is a limited partnership organized under the laws of the State of Delaware. PS Management is a limited liability company organized under the laws of the State of Delaware. Mr. Ackman is a United States citizen.

(d).	Title of Class of Securities:

Common Shares.

(e).	CUSIP Number:

76131D103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

The Reporting Persons were eligible to report beneficial ownership under both Rule 13d-1(b) and Rule 13d-1(d) at the time of the original acquisition of beneficial ownership, and previously reported under Rule 13d-1(b).

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2019, (i) Pershing Square and PS Management beneficially owned 16,413,126 Common Shares, consisting of (x) 15,084,304 Common Shares owned by the Pershing Square Funds, (y) 381,005 Common Shares issuable on exchange of exchangeable units in Restaurant Brands International Limited Partnership (“Exchangeable Units”) owned by the Pershing Square Funds, and (z) 947,817 forward purchase contracts referencing Common Shares (which may be cash settled or physically settled) owned by the Pershing Square Funds; and (ii) Mr. Ackman beneficially owned 19,974,674 Common Shares, consisting of (w) 15,084,304 Common Shares owned by the Pershing Square Funds, (x) 381,005 Common Shares issuable on exchange of Exchangeable Units owned by the Pershing Square Funds, (y) 947,817 forward purchase contracts referencing Common Shares (which may be cash settled or physically settled) owned by the Pershing Square Funds, and (z) 3,561,548 Common Shares issuable on exchange of Exchangeable Units beneficially owned by Mr. Ackman but not the other Reporting Persons.

The number of Exchangeable Units beneficially owned by the Reporting Persons has decreased by 2,872 (from the last Schedule 13G) solely as a result of sales related to the liquidation of Pershing Square II, L.P.

(b)	Percent of Class:

(i) In the case of Pershing Square and PS Management, 5.5% and (ii) in the case of Mr. Ackman, 6.6%. The percentages used herein are rounded to the nearest tenth and based on 298,281,081 Common Shares outstanding as of December 31, 2019 as reported in the Issuer’s Current Report on Form 8-K filed on February 10, 2020 (the “Form 8-K”), plus (i) in the case of Pershing Square and PS Management, 381,005 Common Shares issuable on exchange of Exchangeable Units beneficially owned by Pershing Square and PS Management, and (ii) in the case of Mr. Ackman, 3,942,553 Common Shares issuable on exchange of Exchangeable Units beneficially owned by Mr. Ackman (3,561,548 of which are owned in Mr. Ackman’s personal capacity and 381,005 of which are owned in Mr. Ackman’s capacity as managing member of PS Management). The percentages for each Reporting Person exclude the effect of Common Shares issuable on exchange of Exchangeable Units not beneficially owned by such Reporting Person. Based on information in the Issuer’s Form 10-Q filed on October 28, 2019, there were, after giving effect to the exchange and redemption of Exchangeable Units described therein, 165,514,822 Common Shares issuable on exchange of Exchangeable Units outstanding as of October 24, 2019 (subject to the Issuer’s right to settle exchanges for cash in lieu of Common Shares). The holders of Common Shares and the trustee of a voting trust that owns a special voting share in the Issuer, acting at the direction of the holders of Exchangeable Units, vote together as a class on all matters.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

In the case of Pershing Square and PS Management, none, and in the case of Mr. Ackman, 3,561,548.

(ii) Shared power to vote or to direct the vote:

Each Reporting Person: 19,974,674.

(iii) Sole power to dispose or to direct the disposition of:

In the case of Pershing Square and PS Management, none, and in the case of Mr. Ackman, 3,561,548.

(iv) Shared power to dispose or to direct the disposition of:

Each Reporting Person: 19,974,674.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The Pershing Square Funds have the right to receive dividends from, and the proceeds from the sale of, the securities of the Issuer beneficially owned by all three Reporting Persons (but not Exchangeable Units beneficially owned only by Mr. Ackman).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Exhibit B.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

PERSHING SQUARE CAPITAL MANAGEMENT, L.P. By: PS Management GP, LLC, its General Partner

By	/s/ William A. Ackman
William A. Ackman Managing Member

PS MANAGEMENT GP, LLC

By	/s/ William A. Ackman
William A. Ackman Managing Member

/s/ William A. Ackman
William A. Ackman